Filed Pursuant To Rule 433
Registration No. 333-167132
June 10, 2011
Frequently Asked Questions
INVESTING IN GOLD
1. WHAT ARE THE BENEFITS OF INVESTING IN GOLD?
Investors buy gold for both tactical and strategic reasons. Positive industry demand and supply dynamics mean that investors have recently bought gold for price appreciation purposes.
However, many investors buy gold for strategic reasons. Chief among these is the role that gold can play in portfolio diversification. Because the price of gold does not correlate with the price of mainstream financial assets, it is an effective tool for portfolio diversification.
2. HOW VOLATILE IS THE GOLD PRICE?
The gold price has been slightly less volatile than major stock market indices, such as the S&P 500® Index, and is much less volatile than other commodities. For example, at the end of 2009, the 1-year volatilities of lead, copper, and brent crude oil were 50%, 39% and 50% respectively. The corresponding volatility of the gold price was only 21%.1
There are good reasons why gold has tended to be less volatile than other commodities. First, the gold market is deep and liquid,2 and is supported by the availability of large above-ground stocks. Because gold is virtually indestructible, nearly all of the gold that has ever been mined still exists. Unlike base metals or even other precious metals such as silver, much of it is in near-market form.3
As a result, in the event of a sudden supply-side shock or rapid increase in demand, recycled gold can, and frequently does, come back onto the market, potentially dampening a possible price spike.
The second reason rests in the geographical diversity of mine production and gold reserves. These are much more diverse globally than other commodities, such as oil where production is highly concentrated in the Middle East. This leaves gold better positioned to avoid the impact of a regional or country-specific economic or political shock. Contrast this with oil, for example, where the price will often move aggressively driven by economic or political events in the Middle East.
3. IS GOLD CORRELATED TO OTHER METALS LIKE SILVER AND COPPER?
Gold exhibits a positive correlation to some of the other metals, particularly silver. For a 10 year period ending December 2009, the correlation coefficient4 between gold and silver was 0.67.4 The correlation to other commodities is weaker, as the correlation coefficient between a diversified spectrum of commodities (as represented by the S&P GSCI Index) and gold was 0.26.5 In addition, gold does not correlate with mainstream financial assets, like stocks and bonds, underpinning its role as a portfolio diversifier.
4. HOW CAN I INVEST IN GOLD?
There are many ways for investors to gain access to the gold market. These include: gold coins and bars, exchange traded funds, futures and options, warrants, allocated and unallocated gold accounts, gold accumulation plans, gold certificates, gold orientated funds and structural gold products.
5. WHAT IS THE DIFFERENCE BETWEEN GOLD BULLION, GOLD BARS AND GOLD COINS?
Gold in bulk form is known as bullion, and is traded on commodity markets. Gold bullion can be cast into bars or minted into coins. The defining attribute of bullion is that it is valued by its mass and purity rather than by a monetary face value.
A gold bar is a quantity of refined metallic gold of any shape that is made by a bar producer meeting standard conditions of manufacture, labeling, and record keeping. Gold bars are classified as either cast or minted depending on their method of manufacture. Cast bars are produced directly from gold that has been melted and minted bars are normally cut from a cast bar that has been rolled to a uniform thickness.
A gold coin is a coin made mostly or entirely of gold. Gold coins are sold as bullion coins as a method of investing in gold or to collectors as numismatics at an additional premium. Whether issued with or without a monetary face value, their market value is directly related to the value of their fine gold content. For more information go to www.goldbarsworldwide.com.

[1]	Zephyr StyleAdvisor, January-December 2009.

[2]	Although shares of GLD have historically been readily tradable on securities exchanges, there can be no assurance that an active trading market will be maintained.

[3]	World Gold Council.

[4]	Correlation Coefficient is a measure that determines the degree to which two variables’ movements are associated. A correlation of +1 implies that as one security moves up or down, the other security will move by an equal amount in lockstep, in the same direction. If the correlation is 0, the movements of the securities are completely random and have no correlation.

[5]	Zephyr StyleAdvisor, SSgA Strategy & Research.

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6. WHERE DO YOU GET THE SPOT PRICE FOR GOLD?
The spot price for gold is determined by market forces in the 24-hour global over-the-counter (OTC) market for gold. The OTC market accounts for most global gold trading, and prices quoted reflect the information available to the market at any given time. The spot price can be found on: www.thebulliondesk.com.
The London Bullion Market Association (LBMA) has approximately 70 full members, as well as many associate members. Twice daily during London trading hours the ten market making members of the LBMA fix a gold reference price for the day’s trading. This price is based upon the actual buy and sell orders for gold in the global OTC market. A good analogy for the London fix versus OTC trading would be to consider the London fixes similar to opening/closing prices for stocks and to consider the spot price for gold as the continuous market price throughout the trading day.
INVESTING IN SPDR® GOLD SHARES
Following are responses to frequently asked questions concerning SPDR Gold Trust (“the Trust”). For further information about the Trust, please refer to the Trust’s most recent Annual Report on Form 10-K and most recent Prospectus filed with the Securities and Exchange Commission. For your convenience, the Trust’s website (www.spdrgoldshares.com) provides links to the Trust’s most recent Annual Report and Prospectus.
7. WHAT IS THE RELATIONSHIP BETWEEN THE GLD NET ASSET VALUE, THE GLD SHARE PRICE AND THE GOLD SPOT PRICE?
The Trust’s objective is that at any point in time the value of shares will reflect a proportional interest in the price of gold owned by the Trust less the Trust’s expenses and liabilities.
The Net Asset Value (NAV) of the Trust is determined each day that the NYSE Arca is open for regular trading. The NAV of the Trust is calculated based on the total ounces of gold owned by the Trust valued at the gold London PM fix of that day plus any cash held by the Trust less the daily accrued expenses of the annual expense ratio of 0.40%. The NAV of each GLD share is the proportional interest in the NAV of the Trust based upon the total number of shares outstanding.
The gold spot price is determined by market forces in the 24-hour global over-the-counter market for gold and reflects the information available to the market at any given time. The Indicative Value per GLD share published on the www.spdrgoldshares.com website is based on the gold spot price adjusted for the Trust’s daily accrued expenses.
The exchange publishes GLD bid and ask prices during the trading hours of the exchange. These prices reflect the supply and demand for shares on the exchange at any given time of the day and are determined by market makers and specialists in the product. The supply and demand for shares is influenced by, among other things, the gold price and its impact on the NAV.
8. HOW DO I FIND THE INTRA-DAY NAV OF GLD?
The indicative intra-day NAV of GLD can be found at www.sddrgoldshares.com. The indicative intra-day value is calculated on the mid point of the bid/offer gold spot price.
9. HOW IS GLD TREATED FROM A TAX STANDPOINT?
The United States Internal Revenue Service (IRS) treats gold as a collectible for long-term capital gains tax purposes. As such, gains recognized by individuals from the sale of SPDR Gold Shares are subject to a capital gains rate of 28% if held for more than one year.
This rule extends to all gold held by the Trust. Although there are some restrictions applicable to retirement plans such as IRAs and 401(k)s investing in collectibles, SPDR Gold Shares received a private letter ruling permitting investment by such retirement plans.6
10. DOES A SHAREHOLDER RECEIVE A FORM 1099B REPORTING HIS OR HER SHARE OF THE TRUST’S SALES OF  GOLD (TO PAY EXPENSES)?
Because the Trust sells only a de minimis amount of gold for payment of Trust expenses during the year and makes no distributions of sale proceeds to its Shareholders, the Treasury Regulations do not require either the Trust or brokers to report the gross proceeds of such sales on Form 1099B. Certain brokers may nevertheless elect to report these proceeds to their customers on a composite Form 1099B. For those Shareholders who have not received this information on Form 1099B, the information is available under “Tax Information” at spdrgoldshares.com, as well as an example illustrating how the Shareholder should calculate gain or loss on such sales.

[6]	TALK TO YOUR FINANCIAL ADVISOR — For more information about tax planning, contact your financial or tax advisor.

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11. CAN YOU TAKE PHYSICAL POSSESSION OF THE GOLD?
The Trustee, The Bank of New York Mellon, does not deal directly with the public. The Trustee handles creation and redemption orders for the Trust’s shares with Authorized Participants, who deal in blocks of 100,000 shares. An individual investor wishing to exchange shares for physical gold would have to come to the appropriate arrangements with his or her broker.
12. WHERE IS THE TRUST’S GOLD PHYSICALLY HELD?
The Trust’s gold bars are physically stored by the Custodian at its London, England vaults. The Custodian holds all of the Trust’s gold bars, although the Custodian may temporarily use subcustodians to hold gold bars received by the Trust in connection with creation orders made by Authorized Participants pending transfer of the gold bars to the Custodian’s London vault premises. The Custodian will seek to promptly transport any gold bars held by a subcustodian to the Custodian’s London vault premises. More information about the subcustodians used by the Custodian is described below.
13. WHO IS THE CUSTODIAN OF THE TRUST’S GOLD?
HSBC Bank USA, N.A., or the Custodian, serves as the custodian of the Trust’s gold. The Custodian is a national banking association organized under US federal law. The Custodian is subject to supervision by the Federal Reserve Bank of New York and the Federal Deposit Insurance Corporation. The Custodian’s London custodian office is located at 8 Canada Square, London, E14 5HQ, United Kingdom. In addition to supervision and examination by the US federal banking authorities, The Custodian’s London custodian operations are subject to supervision by the UK Financial Services Authority. The Custodian is also a market-maker, clearer and approved weigher under the rules of the London Bullion Market Association, or the LBMA.
The global parent company of the Custodian is HSBC Holdings plc, a public limited company incorporated in England.
14. IS THE GOLD HELD IN THE TRUST SAFE?
The gold that underlies SPDR Gold Shares is held in the form of allocated 400 oz. London Good Delivery Bars in the London vaults of HSBC Bank USA N.A.
Their safekeeping methods have stood the test of time for centuries, as both individuals and institutions (including many governments) continue to store their gold in the London vaults. We have tremendous confidence in the Custodian’s efforts to ensure the safety of the Trust’s gold bullion.
15. IS THE GOLD INSURED?
The Custodian, HSBC Bank USA N.A., maintains such insurance for its bullion and custody business, as it deems appropriate. The Custodian is responsible for the safekeeping of the gold held on behalf of the Trust in accordance with the terms of the Trust’s custody agreements and is required to exercise reasonable care in the performance of its obligations. The Custodian is responsible for loss or damage suffered by the Trust as a direct result of any negligence, fraud, or wilful default in the performance of its duties. The Custodian’s liability will not exceed the market value of the gold (based on the price of London gold fix) held in the Trust’s allocated account or the Trust’s unallocated account, at the time such negligence, fraud or wilful default is discovered by the Custodian, provided that the Custodian notifies the Trustee promptly of its discovery. The Custodian is not liable for any consequential loss or loss of profit or goodwill.
16. IS THE TRUST’S GOLD EVER TRADED, LEASED OR LOANED?
Gold held in the Trust’s allocated account in bar form or credited to the Trust’s unallocated account is the property of the Trust and is not traded, leased or loaned under any circumstances.
17. WHAT IS AN UNALLOCATED ACCOUNT?
An unallocated account is an account with a bullion dealer, which may also be a bank, to which a fine weight amount of gold is credited. Transfers to or from an unallocated account are made by crediting or debiting the number of ounces of gold being deposited or withdrawn. As gold held in an unallocated account is not segregated from the bullion dealer’s assets, credits to an unallocated account represent only the bullion dealer’s obligation to deliver gold and do not constitute ownership of any specific bars of gold. The account holder is entitled to direct the bullion dealer to deliver an amount of physical gold equal to the amount of gold standing to the credit of the account holder. When delivering gold, the bullion dealer allocates physical gold from its general stock to the account holder with a corresponding debit being made to the amount of gold credited to the unallocated account.
The Trust’s unallocated account is only used for the transfer of gold to and from the Trust’s allocated account.

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18. WHAT IS AN ALLOCATED ACCOUNT?
An allocated account is an account with a bullion dealer, which may also be a bank, to which individually identified gold bars owned by the account holder are credited. The gold bars in an allocated account are specific to that account and are identified by a list which shows, for each gold bar, the refiner, assay or fineness, serial number and gross and fine weight. The account holder has full ownership of the gold bars.
The Trust’s allocated account is only used for holding the allocated gold bars of the Trust.
19. WHEN IS GOLD NOT HELD IN THE TRUST’S ALLOCATED ACCOUNT?
All of the gold owned by the Trust is held in the Trust’s allocated account in bar form, with two exceptions:
•	Gold involved in the creation or redemption activity on any given day will pass through the Trust’s unallocated account before being allocated to the Trust’s allocated account or transferred to an Authorized Participant’s unallocated account, as the case may be. The quantity of gold involved in creation or redemption activity on any given day has, over the life of the Trust, generally been small in comparison with the total gold holdings of the Trust. Additionally, creation and redemption activity has not taken place every trading day.
•	The Trustee sells a small quantity of gold every month in order to pay the Trust’s expenses. In connection with these sales, the Custodian deallocates gold bars from the Trust’s allocated account sufficient to meet the monthly expenses and credits this amount to the Trust’s unallocated account. The appropriate quantity of gold is then sold from the Trust’s unallocated account, over the life of the Trust, the amounts of gold involved in these monthly sales have been very small in comparison to the total holdings of the Trust.
20. HOW OFTEN IS THE TRUST AUDITED, AND DO THE AUDITORS HAVE ACCESS TO THE VAULT TO PHYSICALLY  COUNT THE GOLD?
Under the Trust’s custody agreements with the Custodian, the Trustee and World Gold Trust Services, LLC, the sponsor of the Trust, and their representatives may visit and inspect the Trust’s gold held by the Custodian twice a year. In addition, the Trust’s independent auditors may audit the gold holdings in the vault as part of their audit of the financial statements of the Trust.
21. WHAT HAPPENS TO THE GOLD IF THERE IS A TERRORIST ATTACK AND IT IS STOLEN OR DAMAGED?
Though damage or loss as a result of such events is unlikely, should the gold in the Trust’s allocated account or the unallocated account be stolen or damaged, the Custodian would only be liable under the Trust’s custody agreements for the market value of the gold held in the Trust’s allocated account or the Trust’s unallocated account if it were determined that any such loss or damage was the result of the Custodian’s negligence, fraud or willful default.
Actual experience in the aftermath of the terrorist attack that destroyed the World Trade Center in New York was that there was effectively no disruption to the operations of a custodian whose vault was unavailable for months, until it was eventually recovered undamaged. That custodian was able to carry on more or less normal operations by using gold deposited at other locations, or by borrowing gold in the market, and did not have to default on a single transaction.
22. HOW IS GOLD TRANSFERRED TO OR WITHDRAWN FROM THE TRUST?
The Bank of New York Mellon, as trustee of the Trust, or the Trustee, and the Custodian have entered into agreements which establish the Trust’s unallocated account and the Trust’s allocated account. The Trust’s unallocated account is principally used to facilitate the transfer of gold between Authorized Participants and the Trust in connection with the creation and redemption of Baskets (a “Basket” equals a block of 100,000 SPDR Gold Shares). The Trust’s unallocated account is also used to facilitate the transfer of gold from the Trust for the payment of the Trust’s monthly expenses. The Trust’s Authorized Participants are the only persons that may place orders to create and redeem Baskets and, in connection with the creation of Baskets, are solely responsible for the delivery of gold to the Trust. The Trust never purchases gold in connection with the creation or redemption of Baskets or for any other reason. All gold transferred in and out of, and held by, the Trust must comply with the rules, regulations, practices and customs of the LBMA, including “The Good Delivery Rules for Gold and Silver Bars.” The specifications of a London Good Delivery Bar are discussed below.
When Baskets are created or redeemed, the Custodian transfers gold in and out of the Trust through the unallocated accounts it maintains for each Authorized Participant and the unallocated and allocated gold accounts it maintains for the Trust. After gold has been first credited to an Authorized Participant’s unallocated account in connection with the creation of a Basket, the Custodian transfers the credited amount from the Authorized Participant’s unallocated account to the Trust’s unallocated account. The Custodian then allocates specific bars of gold from unallocated bars which the Custodian holds, or instructs a subcustodian to allocate specific bars of gold from unallocated bars held by or for the subcustodian, so that the total of the allocated gold bars represents the amount of gold credited to the Trust’s unallocated account. The amount of gold represented by the allocated gold bars is debited from the Trust’s unallocated account and the allocated gold bars are credited to and held in the Trust’s allocated account. The process of withdrawing gold from the Trust for a redemption of a Basket follows the same general procedure as for transferring gold to the Trust for a creation of a Basket, only in reverse.

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The Custodian makes available to the Trust’s unallocated account up to 430 fine ounces of gold in order to permit the Custodian to fully allocate all gold credited to the Trust’s unallocated account to the Trust’s allocated account by the end of each business day. As a result, at the end of each business day, none of the Trust’s gold is held as a credit to the Trust’s unallocated account.
The Custodian updates its records at the end of each business day (London time) to identify the specific bars of gold allocated to the Trust and provides the Trustee with regular reports detailing the gold transfers in and out of the Trust’s unallocated account and the Trust’s allocated account. The Trust’s website includes a list of the gold bars held in the Trust’s allocated account. The list identifies each bar by bar number, brand, weight, fineness and fine weight and is updated once a week.
23. WHO ARE THE TRUST’S AUTHORIZED PARTICIPANTS AND WHAT IS THEIR FUNCTION?
Authorized Participants are the only persons that may place orders to create and redeem Baskets; the Trust does not deal directly with individual investors. Authorized Participants must be (1) registered broker-dealers or other securities market participants, such as banks and other financial institutions, which are not required to register as broker-dealers to engage in securities transactions and (2) Depository Trust Company (DTC) participants. Each Authorized Participant must establish an unallocated account with the Custodian in order to be able to process the gold transfers associated with creating and redeeming Baskets. Authorized Participants can place an order to create or redeem one or more Baskets on every day the NYSE Arca is open for trading. The Trust issues new Baskets to Authorized Participants in exchange for their delivery of gold to the Trust upon a creation and transfers gold to Authorized Participants in exchange for their delivery of Baskets to the Trust upon a redemption. In creating or redeeming Baskets, Authorized Participants may act for their own accounts or as agents for broker-dealers, custodians and other securities market participants that wish to create or redeem Baskets. An order for one or more Baskets may be placed by an Authorized Participant on behalf of multiple clients. A list of the Trust’s current Authorized Participants may be found in the Annual Report or Prospectus of the Trust most recently filed with the Securities and Exchange Commission.
24. WHAT STANDARDS MUST BE MET BY THE GOLD TRANSFERRED TO THE TRUST?
All gold represented by a credit to any Authorized Participant’s unallocated account and to the Trust’s unallocated account and all gold bars held in the Trust’s allocated account with the Custodian must be of at least a minimum fineness (or purity) of 995 parts per 1,000 (99.5%) and otherwise conform to the rules, regulations practices and customs of the LBMA, including the specifications for a London Good Delivery Bar. Typically referred to as 400-ounce bars, a London Good Delivery Bar must contain between 350 and 430 fine troy ounces of gold, be of good appearance and be easy to handle and stack. The fine gold content of a gold bar is calculated by multiplying the gross weight of the bar (expressed in units of 0.025 troy ounces) by the fineness of the bar. A London Good Delivery Bar must also bear the stamp of one of the melters and assayers who are on the LBMA approved list. Additional specifications for a London Good Delivery Bar are described in “The Good Delivery Rules for Gold and Silver Bars” published by the LBMA. For more information about the LBMA, please see the LBMA’s website at www.lbma.org.uk.
25. WHEN DOES THE CUSTODIAN EMPLOY SUBCUSTODIANS FOR THE HOLDING OF THE TRUST’S GOLD?
The Custodian may employ subcustodians to provide temporary custody and safekeeping of gold bars until transported to the Custodian’s London vault premises. These subcustodians may in turn select other subcustodians to perform such temporary custody and safekeeping. The Custodian will seek to promptly transport gold bars that have been allocated in the vault of a subcustodian to the Custodian’s London vault. The transport of the gold bars is at the Custodian’s cost and risk. The subcustodians selected and available for use by the Custodian as of December 31, 2009 are: The Bank of England, Brinks Ltd., Via Mat International and LBMA market-making members that provide bullion vaulting and clearing services to third parties. The Custodian will notify the Trustee if it selects any additional subcustodians or stops using any subcustodian it has previously selected.
26. WHAT EFFECT WOULD THE INSOLVENCY OF THE CUSTODIAN HAVE ON THE TRUST’S ALLOCATED ACCOUNT AND THE TRUST’S UNALLOCATED ACCOUNT?
The Trust has full ownership rights to the specific bars of gold allocated to the Trust’s allocated account. In the case of the insolvency of the Custodian, a liquidator may seek to freeze access to the gold held in all of the accounts maintained by the Custodian, including the Trust’s allocated account. Although the Trust would own the properly allocated gold bars, the Trust could incur expenses in connection with asserting control over such gold bars and the actions of the liquidator could delay creations and redemptions of Baskets.

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Gold which is transferred to or from the Trust in connection with the creation or redemption of Baskets will be held for a time in the Trust’s unallocated account and, previously or subsequently, in the unallocated account of the purchasing or redeeming Authorized Participant. During those times, the Trust and the Authorized Participant, as the case may be, will have no proprietary rights to any specific bars of gold held by the Custodian and will each be an unsecured creditor of the Custodian with respect to the amount of gold held in such unallocated accounts. In the event the Custodian becomes insolvent, at a time when gold is held in an unallocated account, the Custodian’s assets might not be adequate to satisfy a claim by the Trust or the Authorized Participant for the amount of gold held in their respective unallocated accounts.
27. WHEN CAN THE TRUSTEE OR THE SPONSOR REMOVE OR REPLACE THE CUSTODIAN OR HIRE ADDITIONAL CUSTODIANS?
If the Trustee determines that maintaining gold with the Custodian is not in the best interests of the Trust’s shareholders, the Trustee will so advise World Gold Trust Services, LLC, the sponsor of the Trust, or the Sponsor. The Trustee will then take such reasonable action as the Sponsor may direct concerning the Custodian. In the absence of such instruction, the Trustee may initiate action to remove the gold bars from the Custodian or take such other action as the Trustee determines appropriate to safeguard the interests of the Trust’s shareholders.
In addition, the Sponsor may direct the Trustee to employ one or more other custodians in addition to or in replacement of the Custodian. The Trustee, with the Sponsor’s approval, may employ one or more other custodians selected by the Trustee for the safekeeping of gold and for services in connection with the deposit and delivery of gold. Before gold bars may be placed with any additional or successor custodian, the Trustee will determine that the custody agreements and any related custody arrangements applicable to the additional or successor custodian substantially satisfy specified requirements set forth in the Trust Indenture.

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STATE STREET GLOBAL MARKETS, LLC
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.320.4053
spdrgoldshares.com
FOR PUBLIC USE.
IMPORTANT RISK INFORMATION
ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
Neither diversification nor asset allocation ensure profit or guarantee against loss.
As with all investments, investing in gold entails risk. There can be no assurance that gold will maintain its long-term value in terms of purchasing power in the future or that gold will continue to exhibit low to negative correlation with other asset classes. You could lose money my investing in gold.
Important Information Relating to SPDR Gold Trust:
The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. There can be no assurance that the active trading market for GLD shares will be maintained. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.
“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in the SPDR Gold Shares prospectus.
The Trust is sponsored by World Gold Trust Services, LLC (the “Sponsor”), a wholly-owned subsidiary of the World Gold Council. State Street Global Markets, LLC (the “Marketing Agent”) is the marketing agent of the Trust and an affiliate of State Street Global Advisors.
For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldshares.com.
Not FDIC Insured — No Bank Guarantee — May Lose Value
©2011 State Street Corporation. All Rights Reserved.     IBG-3934 Exp. Date: 05/31/2012 IBG.GLD.FAQ.0611

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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.